Exhibit 99.1

NOTICE OF 2024 ANNUAL GENERAL MEETING

  Shell plc’s 2024 Annual General Meeting (“AGM”) scheduled to be a hybrid meeting, facilitating both physical and virtual attendance.
  Board requests shareholder support for Company’s energy transition update, as disclosed in Shell plc’s Annual Report and the Energy Transition Strategy 2024.
  Shareholders encouraged to vote in advance of the AGM, but voting enabled during the meeting for those formally in attendance.

Today, Shell plc (the “Company”) posted its Notice of 2024 Annual General Meeting (the “Notice”), which can be viewed and downloaded from shell.com/agm. The AGM is scheduled to be held at the InterContinental London – The O2, 1 Waterview Drive, Greenwich Peninsula, London SE10 0TW, United Kingdom at 10:00 (UK time) on Tuesday May 21, 2024. Further details on how to join or watch the AGM can be found within the Notice.

The Board requests support for the Company’s energy transition update
Shell’s Energy Transition Strategy 2024 was published on March 14, 2024 and shall be deemed to be incorporated in, and form part of, the Notice. Please see the Notice for further information.

National Storage Mechanism
In accordance with the Listing Rules, a copy of each of the documents below is being submitted to the National Storage Mechanism (“NSM”) and will be available for inspection at: data.fca.org.uk/#/nsm/nationalstoragemechanism.

  Notice of the 2024 AGM;
  Notice of Availability of Shareholder Documents; and
  Proxy Form relating to the 2024 AGM.

The following documents were submitted to the NSM in March 2024:

  Annual Report and Accounts and the Form 20-F for the year ended December 31, 2023; and
  Energy Transition Strategy 2024.

The Annual Report and Accounts and the Form 20-F for the year ended December 31, 2023 can also be viewed and downloaded from the Company’s website: shell.com.

Printed copies of the Notice and associated documents will be despatched to those shareholders who have elected to receive paper communications.

Shareholders are encouraged to register in the “Keep up to date with Shell” section of the Company’s website at shell.com/news-and-insights/newsroom/email-alerts to receive the latest AGM news.

Caroline J.M. Omloo
Company Secretary

ENQUIRIES

Shell Media Relations
International: +44 20 7934 5550 Americas: +1 713 241 4544

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

Cautionary Note
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The term “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as the Russia-Ukraine war, and a significant cybersecurity breach; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2023 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, April 17, 2024. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s Net Carbon Intensity

Also, in this announcement we may refer to Shell’s “Net Carbon Intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “Net Carbon Intensity” or NCI are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-zero emissions target

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target, as this target is currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.